Filed by Vanguard Natural Resources, LLC
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Encore Energy Partners LP
Commission File No.: 1- 33676

Important Notice to Investors

This communication does not constitute an offer to sell any securities. Any such offer will be made only by means of a prospectus, and only if and when a definitive agreement has been entered into by Vanguard Natural Resources, LLC (“VNR”) and Encore Energy Partners LP (“ENP”), pursuant to a registration statement filed with the U.S. Securities and Exchange Commission (“SEC”).

If the proposed merger is approved, a registration statement of VNR, which will include a joint proxy statement of ENP and VNR, which will also constitute a prospectus of VNR, and other materials will be filed with the SEC. IF AND WHEN APPLICABLE, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE DOCUMENTS FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENP, VNR AND THE PROPOSED MERGER. If and when applicable, investors and security holders may obtain a free copy of the joint proxy statement / prospectus and other documents containing information about ENP and VNR, without charge, at the SEC’s website at www.sec.gov.

Forward-Looking Statements

This communication includes forward-looking statements. Except for the historical information contained herein, the matters discussed in this report are forward-looking statements that involve certain risks and uncertainties, such as ENP’s expectations regarding future results, capital expenditures, project completions, liquidity and financial market conditions. These risks and uncertainties include, among other things, whether the proposed transaction is consummated at all or on initial terms proposed and factors discussed in ENP’s filings with the SEC. If any of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results or outcomes may vary materially from those expected. ENP disclaims any intention or obligation to update publicly or reverse such statements, whether as a result of new information, future events or otherwise.

*****

The following is the transcript of VNR’s earnings conference call on Tuesday, May 10, 2011.

VANGUARD NATURAL RESOURCES, LLC, #4435108
VANGUARD NATURAL RESOURCES, LLC - FIRST QUARTER 2011
EARNINGS CONFERENCE CALL
May 10, 2011, 11:00 AM CT
Chairperson: Lisa Godfrey (Mgmt.)

Operator:	Good morning ladies and gentlemen, thank you for standing by. Welcome to the Vanguard Natural Resources First Quarter 2011 Earnings Conference Call.

During today's presentation, all parties will be in a listen-only mode.   Following the presentation, the conference will be open for questions.   If you have a question, please press the star, followed by the one on your touchtone phone.   If you would like to withdraw your question, please press the star, followed by the two.   If you are using speaker equipment, please lift the handset before making your selection.

This conference is being recorded today, Tuesday, May 10, 2011. And I would now like to turn the conference over to Lisa Godfrey with Investor Relations. Please go ahead.

Lisa Godfrey:
Thank you.    Good morning everyone and welcome to the Vanguard Natural Resources, LLC, First Quarter 2011 Earnings Conference Call.   We appreciate you joining us today.   Before I introduce Scott Smith, our President and Chief Executive Officer, I have some information to provide you.

If you would like to listen to a replay of today's call, it will be available through June 10th, 2011 and may be accessed by calling 303-590-3030, and using the pass code 4435108.   A webcast archive will also be available on the Investor Relations page of the Company's website at www.vnrllc.com, and will be accessible online for approximately 30 days.   For more information, or if you'd like to be on our email distribution list to receive future news releases, please contact me 832-327-2234 or via email at lgodfrey@vnrllc.com.   This information was also provided in this morning's earnings release.

Please note the information reported on this call speaks only as of today, May 10th, 2011, and therefore you are advised that time-sensitive information may no longer be accurate as of the time of any replay.   Before we get started, please note that some of the comments today could be considered forward-looking statements and are based on certain assumptions and expectations of management.  For a detailed list of all the risk factors associated with our business, please refer to our 10-Q that will be filed later this week and will be available on our website under the Investor Relations tab and on EDGAR.

Now, I would like to turn the call over to Scott Smith, President and Chief Executive Officer of Vanguard Natural Resources, LLC.

Scott Smith:
Thanks, Lisa.  Welcome everyone and thanks for joining us this morning to review our results for first quarter of 2011.  Joining me on the call is Richard Robert, our Executive Vice President and Chief Financial Officer, and Britt Pence, our Senior Vice President of Operations.

This morning I’ll start with a summary of our production results for the quarter, recently discussed capital spending acquisition activity, and the current status of our merger proposal with Encore Energy Partners.  I’ll then turn the call over to Richard for a financial review, and then we’ll open up the line for Q&A.

Before we get started, I want to remind everyone that our reported results are consolidated with a full contribution of the assets in Encore as required by generally accepted accounting principles.  We consolidate the Company’s results as a consequence of the transaction tender that closed on December 31 of last year.

In that transaction, we acquired 100% of the general partnership interest and approximately 46% of the limited partnership interest.  Thereby, effectively gaining control of Encore.  Using this consolidated approach, it’s clear that comparisons from the first quarter of 2010 aren’t really very meaningful.  For any investors interested in getting into the production details, you will find the expanded [ph] production information within the body of the press release that we announced.

With respect to our production, during the quarter our average daily production was 13,273 barrels of oil per day, up 205% over the 4,345 BOE per day produced in the first quarter of 2010.  And up 172% over the fourth quarter production rate of 4,884 BOE per day.

On a product basis, the average daily production was 76,011 barrels of oil, 982 barrels of natural gas liquids, just over 28 million cubic feet of natural gas.

On a standalone basis, Vanguard produced approximately 4,801 BOE per day, which represents an 11% increase over the comparable period in 2010, is relatively flat compared to the previous quarter.

We were pleased with the level of production we saw in the first quarter in light of the fact that our capital spending was pretty light at 2 million in the fourth quarter of last year and the drilling capital [ph] [inaudible] in the first quarter didn’t really contribute anything to production.

Also, we lost approximately 225 BOE per day on a consolidated basis, approximately 190 BOE per day at Encore, and 35 barrels a day at Vanguard to weather-related issues.

On to capital spending, with respect to our 2011 capex program, during the first quarter we spent just under $3.5 million in total, which is split between Vanguard with 2.3 million and Encore at 1.2 million.  The bulk of this spending at Vanguard was for the drilling of the first and second development wells in the Parker Creek Field in Mississippi, where we have an approximate 50% working interest.

Both of these wells were drilled, and as anticipated and we are now in the process of completing them.  We are currently drilling a third development well and hope to have all the wells completed and online before the start of the third quarter.

With a total capex budget of approximately 19 million at Vanguard and 20 million at Encore, we have quite a bit of activity planned for the next several months, anticipate spending approximately 50% of the total combined budget in the third quarter alone [ph].

On to acquisitions, during the quarter we were busy on the acquisition front although we don’t really have a lot to show for our efforts.  We made offers on numerous asset packages, both negotiated and option processes but failed to close any significant purchases, as the eventual sales prices far exceeded the values we ascribed for the properties.

We have closed a series of small transactions, we added a roughly 100 barrels of oil equivalent per day in the Permian for a combined price of just under $12 million.  The oil flow is good and appears to be picking up as both private and public companies are bringing product to market to take advantage of the current oil price environment.

We’re constantly looking for opportunities to add reserves to our portfolio, and as always, we’ll remain conservative in our approach to acquisitions and are confident this practice will serve us well in the long-term as we continue [inaudible] the Company

As all of you are aware, on March 24, Vanguard delivered a formal proposal to the Independent Conflict Committee of the Board of Encore, ENPs general partner, to acquire all the outstanding common units of ENP for consideration of 0.72 common units of Vanguard for each outstanding common units of E&P, in a transaction that is restructured as a merger of Encore with the subsidiary.

The Conflicts Committee of ENP has retained both Bracewell & Giuliani, and Jefferies & Company to assist in the evaluation of the proposal for Vanguard.  The proposal is subject to customary terms and conditions including applicable board and special committee approvals, and the negotiation of definitive agreements.

The Conflicts Committee of the ENP and its advisors are currently considering the proposal and expect to respond to the Vanguard Conflicts Committee in due course.

Before I turn the call over to Richard, I want to spend a few minutes discussing a transformation that’s taking place here at Vanguard since we closed the Encore transaction.  Prior to the Encore opportunity, Vanguard had two operating offices and 15 employees.  In the first quarter we added three new operating offices and ramped up our total human resources by hiring a total of 82 new personnel.

The new employees include 56 employees in the operation of the assets [ph] in the field, most of which were legacy field employees that we were very fortunate that they stayed with us.  We’ve also added nine oil and gas technical professionals including engineers, geologists, and land [inaudible], and added 17 new senior accounting support staff to administer our revenue, table [ph], and financial reporting projects.

We’ve been very, very fortune to add very qualified and talented individuals to our team in what is a very competitive hiring environment.

With this group in place, we increased our ability to evaluate, acquire, and stimulate new assets, both operated or non-operated [ph] into the company in a very efficient manner.  And in addition, we developed our existing asset base with our in-house personnel.

Now I’ll turn the call over to Richard, for a financial review.

Richard Robert:
Thanks, Scott.  Good morning.  Let me start by reiterating that we’re excited about all the benefits we’ve seen and expect to continue to see from the Encore acquisition.  However, I will point out that unfortunately the Encore acquisition adds a layer of complexity when reviewing our financial results and our reserve and production information.

The Encore financial statements are consolidated into the Vanguard financial statements and then the 53.3% ownership interest that we don’t own is backed out in a one-lump sum as a line item titled ‘non-controlling interest’.

As Scott mentioned earlier, the Encore transaction is very material to Vanguard, and as such, please keep in mind that the March 31, 2011 balance sheet and the results of operations for the three months ended March 31, 2011 are not very comparable to same periods in 2010.  When we have more—when we have more quarters, which include the consolidated results of Vanguard and Encore, the comparisons will be more meaningful.

With those caveats in mind, let me turn to our operating results.  We reported adjusted EBITDA accrual [ph] to Vanguard unitholders of 37.6 million for the first quarter of ’11 as compared to 18.5 million recorded in the first quarter of 2010.

Distributable cash flow attributable to Vanguard unitholders totaled 28.3 million for first quarter of ’11 compared to 15.1 million generated in the first quarter of ’10.  This level of distributable cash flow generated distribution coverage of approximately 1.64 times based on our increased distribution of $0.57 per unit.

However, as I have suggested in the past, distribution coverage should not be analyzed on a quarter-by-quarter basis when the timing of capital expenditures could significantly impact the number.

As Scott mentioned earlier, we expect to spend more capital in the second quarter and potentially half of the entire year’s budget in the third quarter, so I don’t want people to expect that a 1.64 times coverage level is the norm.

We continue to feel confident that our previously provided guidance, which reflects a distribution coverage ratio of 1.4 to 1.45 times for 2011, is realistic even with the current increased distribution level.

As I reported, net loss attributable to Vanguard unitholders of 30.4 million or $1.01 per basic unit for the first quarter of 2011 as compared to net income of 21.7 million or $1.15 per basic unit for the first quarter of 2010.

Our unrealized non-cash loss of 72.6 million before excluding the non-controlling interest, our commodity derivative contracts had a significant impact on GAAP [ph] reported net income.

I would like to take a moment to explain how the GAAP accounting generates these significant unrealized gains and losses for those that may not be familiar with derivative contracts.

If commodity prices fluctuate significantly from one quarter end to the next quarter end, we will continue to see significant fluctuations in reported GAAP net income or loss.  For example, if commodity prices increase from one quarter end to the next, as occurred this quarter, the expected future value of the cash flow derived for our derivative contracts decreases and so current accounting literature requires that we show a large loss in the fair value of those derivative contracts.

What is not currently considered under GAAP is that if commodity prices increased, then the revenue generated from the ultimate sale of the underlining commodity is going to offset any loss from the derivative.  Hopefully this explains—this explanation provides some understanding as to why we exclude these amounts when computing adjusted EBITDA, distributable cash flow and adjusted net income.

Frankly, I personally feel these metrics are more meaningful to investors than GAAP net income.

So after excluding the unrealized non-cash items as reflected in the reconciliation schedules attached to the press release, the adjusted net income attributable to the Vanguard unitholders for the first quarter of 2011 was 16.5 million or $0.55 per basic unit compared to net income of 11.2 million or $0.59 per unit earned in the first quarter of ’10.

Let me point out that we have included a new table in the press release which depicts all the new hedges that were put in place during the quarter.  This should help give investors and analyst the information they need to more accurately predict our cash flow in the future.  Of particular interest to some, I would note that we have started to layer in some additional natural gas hedges in 2012.  And subsequent to March 31, and so it’s not included on the schedule, we’ve actually put another 2500 MMBTU per day hedge in 2013 at $5.40.

We will continue to evaluate our hedge book and opportunistically add to our current positions to ensure stable cash flow into the future.

Now on to our liquidity.  At March 31, 2011 Vanguard had indebtedness under its reserve base credit facility totaling 179 million, with a borrowing base of 225 million which provided for 46 million in undrawn capacity.

However, since March 31, we have made net repayments of 7 million and the borrowing base is currently under review pursuant to our semi-annual redetermination.

We anticipate the review process to be completed shortly, and will reflect a modest increase to the borrowing base.

You will note that our balance sheet includes the 175 million one-year term loan used to finance the Encore acquisition, and all of the outstanding debt of Encore as current liabilities.  I mentioned on our last earnings call in February that the Encore credit facility was set to mature in March 2012, which meant that all outstanding borrowings under the revolving credit facility would be reflected as current liabilities on the balance sheet starting in March, 2011.

We considered the various options and determined it was in the best interest of the Encore unitholders to simply let the facility go current.  We are currently evaluating our options, which, based on discussion with lenders, include extending the term of the facility or refinancing under a new facility, we will continue to monitor these options with lenders and consider other potential solutions in the coming months.  However, the size or term of any extensions to the Encore revolving credit facility or replacement of the Encore revolving credit facility may be impacted should Encore merge with Vanguard.

Encore currently has 224 million of outstanding borrowings and their liquidity has improved to 176 million as a result of a $25 million increase to their borrowing base pursuant to their semi-annual redetermination.

We’ve made significant strides and integration of the Encore acquisition.  There have been challenges related to converting to a new accounting system, creating [ph] consolidated financial statements, managing and reporting for two publicly-traded partnerships, assimilating a large number of new employees, and a normal learning curve associated with managing a large number of new properties.

All in all, I feel our employees have risen to the occasion and performed very well.

That being said, it is our intention to request from the Securities and Exchange Commission a five-day extension to file the Vanguard March 31, 10-Q, and expect to file the 10-Q on Friday as opposed to today.

This is simply a result of the additional time that we and our auditors, who are reviewing Encore for the first time, have taken to ensure that the accounting and disclosures for the consolidation of Encore have been done properly.  Our philosophy is to try to get it right the first time.

I would like to make it clear that we are not having any issues with our auditors and the published financial results are not in question.  We simply need a few extra days to ensure that we create and file a quality 10-Q product that our investors expect.

Now that we’ve been through the process once, I don’t expect to require any additional time on future filings.  The Encore March 31 10-Q will be filed today.

This concludes my comments, we’d be happy to take any questions you may have.

Operator:
Thank you, sir.  We will now begin the question-and-answer session.  As a reminder, if you have a question, please press the star, followed by the one on your touchtone phone.  If you’d like to withdraw your question, please press the star, followed by the two.  If you’re using speaker equipment, you will need to lift the handset before making your selection.  One moment please for our first question.

Our first question comes from the line of Ethan Bellamy with Baird Research.  Please go ahead.

Ethan Bellamy:	Hello, everybody.

Scott Smith:	Hey, Ethan.

Ethan Bellamy:
A couple of questions for you.  On all the new folks you hired, how many of those people are getting unit-based incentive comp, and what type of increase to the unit count should we expect at Vanguard based on that?

Scott Smith:
Virtually all of the new employees are receiving unit awards.  We have a philosophy here that we want all of the employees to have a vested interest in the company.  We feel they tend to care a little more if that’s the case, make sure our distributable cash flow is as high as possible.

So on the—and we provided ENP units to the employees that are working on the ENP properties.  And that increased the unit count by about 140,000 units I believe.  And then on the Vanguard side, I believe we issued about 100,000 units to [inaudible] Vanguard employees and existing Vanguard employees.

Ethan Bellamy:	Okay. With respect to the maintenance capex, could you just reiterate for me…

Scott Smith:	Sorry, just to clarify something else, with these unit awards, they all have four-year vesting. They’re restricted units with four-year vesting.

Ethan Bellamy:	And they’re not cash pay [ph] until they vest, correct?

Scott Smith:	I’m sorry, say again?

Ethan Bellamy:	They don’t pay until they vest, correct?

Scott Smith:	They do have distribution equivalent rights. And so until they’re vested, they receive bonuses equal to what the distribution would be; it has to flow through payroll.

Ethan Bellamy:
Is that a key—I don’t want to belabor this too much, but is that a key offering? I mean, I know it’s a pretty hot market for quality E&P people, are the units a significant component in kind of winning people away from other firms?

Scott Smith:
Well, I mean, it was a significant amount.  I mean, it essentially equates to one year’s worth of salary a unit, that’s over four years.  So essentially, it’s a 25% bonus each year related to unit compensation.  So it wasn’t an insignificant amount.  And we thought it was important, number one, to reward the Vanguard employees who helped build the company.  But also to motivate the Encore—the Vanguard employees that were working on Encore assets.  You know, we found it strange, or interesting, whatever you might want to call it, that the [inaudible] boys had never owned an Encore unit.  And you know, again, we think it’s pretty important that there’s alignment between the employees and the investors.

Ethan Bellamy:	Well, I agree. Let me ask you about the maintenance capex. Could you just give us the standalone maintenance capex at ENP and VNR? I just want to make sure we have those numbers right.

Richard Robert:	The capex at Vanguard was—I think it was 2.2 million, at Vanguard. And 1.2 million—or 1.3 million at Encore.

Ethan Bellamy:
And then last, what type of—maybe Scott, if you could talk about cost trends you’re seeing on LOE.  You know, You know, we’re seeing some inflation at some of your peers and I just wanted to kind of get your take on that.

Scott Smith:
I think from an LOE prospective—in our earlier call this morning, actually our LOE has trended down nicely at Encore.  It was less [ph] on a quarter-to-quarter basis.  At Vanguard we’re not seeing any material increases.  We have had some expense workovers, which is something we don’t particularly plan on but when they happen they do have an impact and we had some fairly significant ones.  But hopefully we’re not going to see those continue in the future.

Ethan Bellamy:	Okay. Thanks, gentlemen.

Scott Smith:	Thank you.

Operator:	And ladies and gentlemen, our next question comes from the line of Bernie Colson with Oppenheimer. Please go ahead.

Bernard Colson:	Good morning.

Scott Smith:	Hey, Bernie.

Bernard Colson:
Hi.  I was hoping you could go into a little bit more detail on the acquisition front and maybe just talk about if you’re seeing who the entities are, if you know, that are beating [ph] you at auction.  I mean, are they new buyers, are they old—any detail that you can provide would be helpful.

Scott Smith:                      I think, Bernard, that position or the arena is full of all kinds of players.  I think there are quite a few different accounts [ph], new entrants [ph] or companies that are backed by private equity that are getting very aggressive, trying to acquire assets.  [Audio interference] a lot of natural gas assets, I think private equity earns—some of which have a more bullish view on natural gas, I think there’s a nice—a big optionality they can acquire assets today, even at the low PE [ph] that that’s going to pay off in the long run.  Obviously, that doesn’t really bode well for bidding [ph] against them because we offer the strip [ph] and we buy.  And whoever has the better—the higher valuation on property rights looking out in the future, is going to win that battle every day of the week.

Obviously, we’re also seeing, you know, on [audio interference] of size we’re seeing our peers, you know, the upstream MLPs [ph] of which you know who all they are, everybody’s outlook is the same product and everybody gets a little different view on what they can and will pay.  But it’s a combination of peer groups and private equity-type backed companies primarily who we’re seeing in the process..

Bernard Colson:	What about on the oil side? I mean, clearly don’t have the same issue with the curve. Is that—are there a different set of dynamics going on there?

Scott Smith:
No, I think on the oil side, obviously the curve is what it is and everybody —it’s hard to, you know, to get too far out of [audio interference] on the oil side..  I think what we’ve seen is that there are certain companies that will look at the undeveloped reserves and we look at them and [audio interference] how we feel confident in what we should pay.  And other people do a much more robust valuation on that, they’re willing to pay upfront.  And again, we look at these acquisitions and want to be accretive immediately and support, hopefully future distribution increases if we’re looking at an asset base that’s got oil in it, where a very large a component of the cash flow is going to go back into the ground to develop additional reserves.  You’re not going to see any real accretion and again depending on the size and company’s approach, if they’re willing to take that on, then obviously we’re probably not going to be competitive in that process.

Bernard Colson:
Okay, so if I hear you right, you guys are a little bit more conservative about buying assets that may be heavier towards pods or—it seems like the industry is—at least some members of the industry are definitely migrating toward a more risk-based type of program.  And so, would you—you say you’re just not willing to pay the same kind of multiple I guess for that riskier stuff?  Is that fair?

Scott Smith:
Well, again, I think what we look at is, I mean, look, if you’ve got a property and a cash flow, that the most that we feel we can reinvest is maybe 25 to 30%.  So that’s going to give you a very measured pace of development that we would be comfortable doing, while somebody else is looking at a property and saying that they’re willing to reinvest 75% or more then obviously they’re going to drill more wells and therefore the PE that they’re willing to pay is going to be higher.

So I think, yes, we’re much more conservative on how we look at it.  Again, we’re looking at acquisitions and we want them to be accretive from the get go.  And so therefore, properties that have a big pipe [ph] element, you know, we’re going to model those differently than other [audio interference].  And therefore, depending on how we model it, it’s probably—if we’re looking at a much less aggressive pace of development, we’re going to come up with a lower PE.

Bernard Colson:
Okay.  And I guess more of a philosophical question is, do you guys have any concerns about the way that the industry specifically the E&P, MLP industries seems to be migrating just toward that assets with more pods, etcetera?

Scott Smith:
Well, I’m not really too concerned about it.  I think every one of the companies in the space is—has a little different philosophy, and again, depending on the size of the company and where you are with your asset base and what opportunities you have already within the assets to develop through [inaudible] developed reserves.  It depends on how you look at it.

So until we see a situation where there aren’t enough conventional-type assets with a PDP [ph] component that fits our model, I don’t—from our perspective, I don’t see us reaching out there and doing a lot of things that are low, low PDP-type component assets.  But obviously, you know, this industry and our segment is made up of various companies of different sizes and approaches and each one has their own business plan.

Bernard Colson:	Okay. All right, thanks a lot.

Scott Smith:	Thank you, Bernie.

Operator:	And our next question comes from the line of James Jampel with HITE Hedge Asset Management. Please go ahead.

James Jampel:	Sorry if I missed this at the beginning. But did you guys anticipate completing the Encore transaction at the stated 0.72 ratio?

Richard Robert:
Well, you know, we’re still waiting to hear back response from the ENP Conflicts Committee.  So—and when that all gets done is certainly, you know, we—we’re waiting for a response.  We think we put out a very fair offer and if you look at it from a cash flow metric, production reserve metric, again, the offer was very fair.  So clearly we wouldn’t have put out a number if we didn’t want to close it at that number, but we’ll have to wait and see.

James Jampel:	And when do you expect closing?

Richard Robert:
Well, you know, that’s really up in the air.  We’re waiting on the Conflicts Committee to respond.  We haven’t put a timeline on it.  They’re doing their due diligence and we hope for them to get back to us and then the other wild card is if we choose to move forward with the transaction, then we’ll have to put proxies together and the SEC has the option to review those proxies.  There’s no telling how long the SEC takes to go through their review process.  So it’s really hard to put a timeline on it.

James Jampel:	All right. Thank you very much.

Operator:	Thank you. Our next question comes from the line of Joel Harvard with Hilliard Lyons. Please go ahead.

Joel Harvard:	Good morning, everybody.

Scott Smith:	Hey, Joel.

Joel Harvard:	The weather delays, interruption that you experienced in Q1, was that all cold [ph] related or what I’m saying is…

Scott Smith:	Yes.

Joel Harvard:	What I’m saying [talk over] here is are we thinking there may be something water related at some point or are you removed from any of that issue?

Scott Smith:	No, it was just weather related. It’s pretty [inaudible], typical weather-related production issues.

Richard Robert:	And some related to fires in the Permian Basin, but not a lot of production.

Joel Harvard:	There’s another of the horsemen I didn’t mention. So yes, that’s important. Is that resolved?

Richard Robert:	Yes. Yes, but it’s still very dry out in West Texas and there’s still fire [audio interference] who watches burn bans and occasionally there will be fires until we get some moisture out there.

Joel Harvard:
Yes, some farming friends in the Panhandle just told me they got their first precip in actually six months.  Could you all hit again real quick the quantities that were weather related in the first quarter please?

Scott Smith:	That’s about 190 barrels a day at Encore and about 35 barrels a day at Vanguard, so 225.

Joel Harvard:	And was that for the whole quarter?

Scott Smith:	That was the average for the quarter, yes.

Joel Harvard:	Average for the quarter. All right. Thanks guys, that’s all I’ve got right now. I’m sure I’ll want to call up later though. Appreciate it.

Scott Smith:	Thanks, Joel.

Operator:	Thank you. There are no further questions in queue at this time. I’d like to turn the call back over to management for closing remarks.

Scott Smith:
Thanks again, everyone, for joining us today.  Obviously there’s a—the first quarter is a big growing [ph] curve for Vanguard and our team, but as I said, we’ve got a great group of people in place now and are really looking forward to big things ahead.  We continue to look for opportunities to grow Vanguard on behalf of our unitholders.  Thanks again for joining us and if you have the need to reach out to Richard or I on any other issues, please do so.  We’ll look forward to [audio interference] at the next quarterly call.

Operator:	Thank you. Ladies and gentlemen, that does conclude our conference for today. We’d like to thank you for your participation and you may now disconnect.

END